

ALEXCO ANNOUNCES $13.1 MILLION
NON-BROKERED PRIVATE PLACEMENT OF COMMON SHARES

April 11, 2022 – Alexco Resource Corp. (**NYSE American: AXU**) (**TSX: AXU**) ("**Alexco**" or the "**Company**") is pleased to announce that it has entered into an agreement for a non-brokered private placement offering (the "**Offering**") of 7,473,495 common shares (the "**Shares**") at a price of $1.75 per share, raising gross proceeds of $13,078,616 for the Company.

The Company intends to use the net proceeds of the Offering for general corporate purposes, including to fund the continued ramp-up of mining operations at Keno Hill.

The closing of the Offering is expected on or about April 13, 2022 (the "**Closing Date**") and is subject to customary closing conditions including regulatory approval from the Toronto Stock Exchange and NYSE American.

The Shares were subscribed for pursuant to a subscription agreement which confirms, among other things, the availability of an exemption from the prospectus requirements of applicable securities laws in respect of the sale of Shares in the Offering.

The Shares being issued pursuant to the Offering are subject to a statutory hold period expiring four months and one day after closing of the Offering. None of the Shares will be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor there any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to commercial production and commenced concentrate production and shipments in the first quarter of 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **1** | P a g e
Canada



Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Website: www.alexcoresource.com

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the use of proceeds from the Offering and the anticipated closing date of the Offering. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks involved in fluctuations in commodity prices and currency exchange rates; the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Alexco's annual information form and Form 40-F, and other information released by Alexco and filed with the applicable regulatory agencies. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumptions that all regulatory approvals will be received in a timely manner and on acceptable terms; that general business conditions will not change in a materially adverse manner and that the Offering will proceed as planned. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   2 | P a g e
Canada